# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reservoir Media, Inc., CIK 0001824403
CUSIP: 76119X105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 VARICK STREET, SUITE 801, NEW YORK, New York (NY), 10014
Date of event which requires filing of this statement: 02/26/2026
Amends the filing with accession number 0000921895-23-002791
Filed by CIK 0001929389
Persons authorized to receive notices and communications: IRENIC CAPITAL MANAGEMENT LP, 767 Fifth Avenue, 15th Floor, New York, New York (NY), 10153, (646) 993-6330; ANDREW FREEDMAN, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, (212) 451-2300

## Reporting persons
- Irenic Capital Management LP (CIK 0001929389): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 6,106,176; shared voting power 0; sole dispositive power 6,106,176; shared dispositive power 0; aggregate amount beneficially owned 6,106,176 (9.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Reservoir Media, Inc.
Address of issuer's principal executive offices: 200 VARICK STREET, SUITE 801, NEW YORK, New York (NY), 10014
Comment: The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,106,176 Shares beneficially owned by the Reporting Person is approximately $40,846,953, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Irenic Capital continues to be supportive of the Issuer's management, and to believe that the securities of the Issuer are undervalued and represent an attractive investment opportunity, especially in light of management's expertise.

As a result, Irenic Capital submitted a nonbinding proposal to acquire 100% of the Issuer's outstanding equity at a price, per share in cash, between $10.00 to $11.00 per share. The proposal is subject to a number of conditions, including Irenic Capital reaching agreement with the existing management team regarding their continued employment by the Issuer following an acquisition. Irenic Capital's proposal also included an option for certain major stakeholders to participate in the acquisition.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

See rows (11) and (13) of the cover page to this Amendment No. 5 for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 65,600,219 Shares outstanding as of January 26, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 4, 2026. As of the date hereof, the Reporting Person beneficially owned 6,106,176 Shares, constituting approximately 9.3% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated to read as follows:

The transactions in the Shares effected by the Reporting Person since the filing of Amendment No. 4 to the Schedule 13D, which were all in the open market, are set forth in Exhibit 1 and attached hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Irenic Capital Management LP: /s/ Adam Katz, Adam Katz, Managing Member of Irenic Capital Management GP LLC, its general partner (03/02/2026)